April 21, 2009

Vote FOR Item 5 to Report on Network Management Practices
Public Expectations of Privacy and Freedom of Expression on the Internet

Dear CenturyTel, Inc. Shareholder:

We are writing to urge you to VOTE “FOR” ITEM 5 on the Company proxy materials - “Report on Network Management Practices Public Expectations of Privacy and Freedom of Expression on the Internet” - a shareholder proposal asking the Company’s board to prepare a report which examines the effects of the Company’s Internet network management practices on the public’s expectations of privacy and freedom of expression on the Internet. We believe this is an especially timely issue which we contend has embroiled our Company and others in national controversy during the past year and is likely to continue as a source of concern into the future.

This proposal has its origins in a trend that is obvious to most Americans: the Internet is becoming the defining infrastructure of America’s economy and society in the 21st century. Companies like ours, which operate as Internet Service Providers (ISPs), are gatekeepers to this infrastructure: providing access, managing traffic, insuring communication, and forging rules that shape, enable and limit the public’s Internet use.

With more than 70% of Americans now using the Internet on a daily basis, a fundamental concern is the effect network management practices have on public expectations of privacy and freedom of expression on the Internet.

A recent survey by the Consumer Reports National Research Center, for example, found that 72% of Americans are concerned that their online behaviors are being tracked and profiled by companies; 53% of Americans are uncomfortable with companies using their email content or browsing history to send relevant ads; and 54% of Americans are uncomfortable with third parties collecting information about their online behavior.

Network management practices have come under public scrutiny by consumer and civil liberties groups and regulatory authorities, including committees of the U.S. Congress, the Federal Communications Commission and the Federal Trade Commission. We believe Internet network management is a significant public policy issue and that failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to the Company.

Paul Ohm, Associate Professor of Law at the University of Colorado Law School and formerly an attorney at the U.S. Department specializing in computer crime, has recently written:

“Nothing in society poses as grave a threat to privacy as the Internet Service Provider (ISP). ISPs carry their users' conversations, secrets, relationships, acts, and omissions. Until the very recent past, they had left most of these alone because they had lacked the tools to spy invasively, but with recent advances in eavesdropping technology, they can now spy on people in unprecedented ways. Meanwhile, advertisers and copyright owners have been tempting them to put their users' secrets up for sale, and judging from a recent flurry of reports, ISPs are giving in to the temptation and experimenting with new forms of spying. This is only the leading edge of a coming storm of unprecedented and invasive ISP surveillance.”

In 2008, our Company reportedly became one of the subjects of national controversy and a target of a Congressional inquiry for having entered into a partnership with an online advertising company, NebuAd, which allowed for targeted advertising to customers based on which Web sites the customers liked to visit. According to reports attributed to Congressional staff members, customers were required to “opt-out” of a program in which many were not aware they were enrolled.

Rep. Mike Doyle (D -PA) said the NebuAd practice of Internet monitoring without subscriber permission "goes against everything the country's been founded on." Rep. Ed Markey (D- MA), chairman of the House subcommittee on Telecommunications and the Internet, suggested the business model was, without opt-in, flatly illegal. "We need to have remedial legal courses for some corporate general counsels," Markey said. Other experts suggested that the practices embraced violated Internet Engineering Task Force (IETF) standards that created today’s Internet. Following the Congressional inquiry, the Nebuad program was halted. In our opinion, however, considerable damage may have been done to the reputation of our Company.

As a result of the NebuAd practices, our Company has also been named, along with others, as a defendant in a class action lawsuit filed with the U.S. District Court in Northern California.

Internet network management practices are understandably technical and complicated, which is why even well-intentioned initiatives may sometimes deprive some citizens of their rights. We do not seek to interfere with our Company’s day-to-day management, and we applaud management’s goal of maximizing shareholder value.

However, as the growth of digital media accelerates – with new electronic devices, the growing popularity of Internet video and gaming, and the subsequent increased demand for Internet bandwidth – we believe consumer privacy and freedom of expression will increasingly be front-page issues, commanding shareholder attention.

In our opinion, as long as Internet network management practices are developed in secret, Americans can expect that their worst fears may be realized, with persistent challenges to their freedom of expression and privacy. We believe ISPs such as our Company are managing and discussing Internet networks in a manner that provides the public with little or no meaningful understanding of how their privacy and freedom of speech interests are protected. The potential risks that may be associated with this approach would be untenable. It is time, we believe, for companies to stop hiding behind the legal jargon in their privacy policies and “terms of use” and, instead, address these issues directly.

We ask the Company to provide greater transparency and accountability for its network management practices because doing so is in the corporations’ and their shareholders’ best interests. We believe failure to provide greater transparency can lead to high-profile scrutiny and action by Congress and regulatory agencies as well as potential litigation by consumer or civil rights groups. Weakened consumer confidence in the companies and their Internet services can damage brand reputation, thereby potentially harming share value.

Finally, we recommend going to http://www.openmic.org/node/207 to read a detailed discussion of the issues. The memorandum available on this site explains at length how we believe that privacy and freedom of expression issues as they apply to ISPs warrant shareholder attention.

We therefore strongly urge you to VOTE FOR ITEM 5 requesting that the Company board prepare a report regarding the impact of Internet network management practices on public expectations of freedom of expression and privacy.

Please contact Jonas Kron at 971-222-3366 for additional information.

Sincerely,

Jonas Kron, Senior Social Research Analyst
Trillium Asset Management Corporation

Please Note: The cost of this communication is being borne entirely by Trillium Asset Management Corporation. This is not a proxy solicitation and Trillium Asset Management Corporation is not asking for your proxy card. Please do not send us your proxy card but return it to CenturyTel, Inc before the May 7, 2009 annual meeting.